United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

For the fiscal year ended December 31, 2006 and 2005

Commission File Number 333-51854-99

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kansas City Southern 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street
Kansas City, Missouri 64105-1804

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) as of December 31, 2006	12

Schedule H, Line 4(a)—Schedule of Delinquent Participant Contributions	13

Signatures	14

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Participants and Plan Administrator of
Kansas City Southern 401(k) and Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As discussed in Note 3, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2007

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Cash	$322,207	—

Investments, at fair value:
Plan interest held in Kansas City Southern Master Trust	—	43,301,560
Common collective trust	9,108,065	—
Common stock of Kansas City Southern	8,992,001	—
Common stock of Janus Capital Group	21,353	—
Mutual funds	31,270,487	—

Total investments	49,391,906	43,301,560

Contributions Receivable:
Employer	18,119	—
Participant	1,002	—

Total contributions receivable	19,121	—

Investment trades receivable	165	—

Total assets	49,733,399	43,301,560

Liabilities:
Accrued Liabilities	10,133	—
Investment trades payable	278,536	—

Total liabilities	288,669	—

Net assets available for benefits at fair value	49,444,730	43,301,560
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	198,734	148,879

Net assets available for benefits at contract value	$49,643,464	43,450,439

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Statements of Changes in Net Assets Available for Benefits Years ended
December 31, 2006 and 2005

	2006	2005
Additions:
Plan interest in Kansas City Southern Master Trust investment income (Note 5):
Interest and dividends	$—	1,490,079
Net appreciation in fair value of investments	—	2,847,049

Total plan interest in Kansas City Southern Master Trust investment income	—	4,337,128

Investment income:
Interest and dividends	2,010,309	—
Net appreciation in fair value of investments	3,952,296	—

Total investment income	5,962,605	—

Contributions:
Participant	2,172,266	1,783,719
Company	1,278,457	1,189,342

Total contributions	3,450,723	2,973,061

Transfer from Texas Mexican Railway Company 401(k) and Profit Sharing Plan	—	1,312,545

Total additions	9,413,328	8,622,734
Deductions:
Benefits paid	(3,220,303)	(3,796,287)

Increase in net assets available for benefits	6,193,025	4,826,447

Net assets available for benefits:
Beginning of year	43,450,439	38,623,992

End of year	$49,643,464	43,450,439

See accompanying notes to financial statements.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the plan document.
(a)	General

The Plan is a participant-directed, defined contribution plan covering all employees that are not covered by a collective bargaining agreement of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan. Participants are eligible to participate in the Plan beginning on the first day of each calendar quarter coincident with or immediately following the first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Prior to January 1, 2006, the Plan’s investments were held in a trust account at Nationwide Trust Company (the “Trustee”) which consisted of an interest in the Kansas City Southern Master Trust (the “Master Trust”). The Master Trust also included the investment assets of the Kansas City Southern Employee Stock Ownership Plan.

Effective January 1, 2006, the investment assets of the Kansas City Southern Employee Stock Ownership Plan were transferred into the newly formed Kansas City Southern Employee Stock Ownership Plan Trust and the Master Trust was renamed to the Kansas City Southern 401(k) and Profit Sharing Plan Trust.

During 2005, assets of $1,312,545 were transferred in from the Texas Mexican Railway Company 401(k) and Profit Sharing Plan (the “TexMex Plan”). The assets transferred were attributable to employees who participated in the TexMex Plan and were transferred to the Plan on December 31, 2005. Participants began contributing to the plan in January 2006.

(b)	Plan Administrations

The Plan is administered by the Compensation and Organization Committee which is appointed by the board of directors of the Kansas City Southern Railway Company (the “Company”). The Trustee is responsible for the custody and management of the Plan’s Assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company will contribute for each participant a matching contribution equal to 100% of each participant’s contribution up to 5% of the participant’s eligible compensation. The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2006 or 2005. Upon enrollment in the Plan, participants may direct their contributions and any Company matching contributions into any of the various funds offered by the Plan.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(d)	Vesting

Participants are always fully vested in their own contributions plus actual earnings thereon.

Company contributions vest according to the following schedule:

Percent
Years of service	vested
2	20%
3	40%
4	60%
5 or more	100%
In the event of termination of the Plan or upon a change of control of the Company (as defined by the Plan agreement), all participants shall become fully vested.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distribution at age 59 1/2. Distributions are made on a quarterly basis throughout the Plan year. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year. Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the Plan year in which the participant attains the age of 70 1/2.

On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as plan assets are sufficient to provide for such expenses. Administrative expenses are principally paid by the Company.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(h)	Forfeitures

Nonvested amounts forfeited by employees are allocated to the other participants as a part of, and in the same manner, as the Company contribution for the Plan year in which the forfeiture occurs. Allocated forfeitures were $70,597 and $36,356 for the Plan years ended December 31, 2006 and 2005, respectively.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation and Use of Estimates

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)	Investment Valuation

Investments in mutual funds and common stocks are stated at fair value as determined by quoted market prices.

Investments in the common collective trust (Invesco Stable Value Trust or the “Trust”) are valued at the estimated fair value of the investments in the respective trust at year end. The estimated fair value of the investment in the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts as described in footnote 3. The contract value is determined by the AMVESCAP National Trust Company.

The Trust holds guaranteed investment contracts (“GICs”) and synthetic guaranteed investment contracts (“synthetic GICs”). GICs represent deposits which guarantee a stated interest rate for the term of the contracts. The fair value of GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with portfolios. The fair value of wrap contracts is based on the change in the present value of the contract’s expected cash flows, discounted at current market rates. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

(e)	Payment of Benefits

Benefit payments are recorded when paid.
(3)	Adoption of New Accounting Standard

FSP AAG INV-1 and SOP94-4-1. Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position 94-4-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” with respect to fully benefit-responsive investment contracts held by the Trust.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005, for comparative purposes.

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(4)	Investments

Investments which exceed 5% of the net assets available for benefits at December 31, 2006 and 2005, were as follows:

	2006	2005
Invesco Stable Value Trust, 9,306,799 and 9,744,780 units, respectively	$9,108,065	9,595,901
Kansas City Southern common stock, 310,283 and 312,862 shares, respectively	8,992,001	7,643,209
EuroPacific Growth, 85,468 and 69,619 units, respectively	3,979,387	2,861,328
Franklin Balance Sheet Investment Fund—Class A, 39,495 and 36,927 units, respectively	2,634,744	2,279,488
Growth Fund of America, 93,220 and 86,521 units, respectively	3,064,129	2,670,050
ING International Value Fund, 126,482 and 108,497 units, respectively	2,603,004	1,939,933
MFS Value Fund, 97,434 and 89,309 units, respectively	2,608,299	2,067,506
PIMCO Total Return Administrative Shares, 346,086 and 313,658 units, respectively	3,592,377	3,293,411
Washington Mutual Investors, 112,761 and 108,305 units, respectively	3,930,839	3,340,133
During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,952,296 and $2,847,049, respectively.

	2006	2005
Plan interest in Kansas City Southern Master Trust	$—	2,847,049
Kansas City Southern common stock	1,453,149	—
Janus Capital Group common stock	92,542	—
Mutual funds	2,406,605	—

Total net investment appreciation	$3,952,296	2,847,049

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
(5)	Assets Held in the Kansas City Southern Master Trust
The Master Trust was composed of the following investments at December 31, 2005:

2005
Cash	$259,416
Investments held in Master Trust, at fair value:
Common collective trust	13,222,156
Kansas City Southern common stock	26,509,445
Janus Capital Group common stock	16,548,421
Mutual funds	36,611,951

Total investments	92,891,973

Investment trades receivable	17,271

Total assets	93,168,660

Investment trades payable	256,307

Total liabilities	256,307

Net assets available for benefits at fair value	92,912,353
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	205,140

Net assets available for benefits at contract value	$93,117,493

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
The changes in net assets of the Master Trust for the year ended December 31, 2005 is as follows:

2005
Interest and dividends	$2,128,953
Net appreciation in fair value of investments:
Kansas City Southern common stock	7,490,724
Janus Capital Group common stock	1,148,075
Mutual funds	1,080,260

Total net appreciation	9,719,059

Total investment income	11,848,012

Contributions:
Participant	1,783,719
Company	1,189,342
Transfer from Texas Mexican Railway Company 401(k) and Profit Sharing Plan	1,312,545
Benefits paid	(7,357,078)

Increase in net assets available for benefits	8,776,540

Net assets available for benefits:
Beginning of year	84,340,953

End of year	$93,117,493

The Plan’s interest in the Master Trust as a percentage of net assets of the Master Trust was 46.7% at December 31, 2005. Effective January 1, 2006, the investment assets of the Kansas City Southern Employee Stock Ownership Plan were transferred into the newly formed Kansas City Southern Employee Stock Ownership Plan Trust and the Master Trust was renamed to the Kansas City Southern 401(k) and Profit Sharing Plan Trust.

(6)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated August 27, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through April 29, 2003, with the exclusions of the amendment and restatement of the Plan effective April 1, 2002 and executed May 30, 2002. The tax determination letter has not been updated for the latest plan amendments occurring after April 29, 2003. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable

KANSAS CITY SOUTHERN 401(K) AND
PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2006 and 2005
requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2006 and 2005.

The Company is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(8)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(9)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statement to the Form 5500:

2006
Net assets available for benefits per the financial statements	$49,643,464
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(198,734)

Net assets available for benefits per the Form 5500	$49,444,730

The following is a reconciliation of the total investment income per the financial statements to the Form 5500:

2006
Total investment income per the financial statements	$5,962,605
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(198,734)

Total investment income per the Form 5500	$5,763,871

(10)	Prohibited Transaction

During the plan year ending December 31, 2006, the Company failed to remit to the Trustee certain employee contributions and matching contributions totaling approximately $944 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company will make contributions to the affected participants’ accounts to compensate in aggregate the approximate lost income due to the delays. These prohibited transactions do not affect the tax status determination of the Plan, and the Company intends to pay all fines imposed, to the extent there are any.

Schedule 1
KANSAS CITY SOUTHERN
401(k) AND PROFIT SHARING PLAN
Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2006

Identity	Description	Current value
Common stock:
* Kansas City Southern common stock	310,283 shares, with a fair value of $28.98 per share	$8,992,001

Janus Capital Group common stock	989 shares, with a fair value of $21.59 per share	21,353

Common collective trust:
Invesco Stable Value Trust	9,306,799.47 shares, with a fair value of $0.98 (rounded) per share	9,108,065

Mutual funds:
AIM Small Cap Growth Fund	44,545.283 shares, with a fair value of $29.23 per share	1,302,059
American Balanced	63,497.762 shares, with a fair value of $19.02 per share	1,207,728
American Century Real Estate/Advisor	45,395.407 shares, with a fair value of $30.39 per share	1,379,566
CRM Mid Cap Value Fund/Investment	26,423.356 shares, with a fair value of $29.42 per share	777,375
DWS Equity 500 Index	4,894.374 shares, with a fair value of $158.94 per share	777,912
EuroPacific Growth	85,467.937 shares, with a fair value of $46.56 per share	3,979,387
Franklin Balance Sheet Investment Fund— Class A	39,495.485 shares, with a fair value of $66.71 per share	2,634,744
Growth Fund of America	93,219.631 shares, with a fair value of $32.87 per share	3,064,129
ING International Value Fund	126,482.231 shares, with a fair value of $20.58 per share	2,603,004
Janus Fund	85,566.857 shares, with a fair value of $28.14 per share	2,407,851
Janus Twenty Fund	18,403.827 shares, with a fair value of $54.62 per share	1,005,217
MFS Value Fund	97,433.642 shares, with a fair value of $26.77 per share	2,608,299
PIMCO Total Return Administrative Shares	346,086.388 shares, with a fair value of $10.38 per share	3,592,377
Washington Mutual Investors	112,760.729 shares, with a fair value of $34.86 per share	3,930,839

Total investments		$49,391,906

*	Party-in-interest.
See accompanying report of independent registered public accounting firm.

Schedule 2
KANSAS CITY SOUTHERN 401(k)
PROFIT SHARING PLAN
Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions
December 31, 2006

Identity of party involved	Relationship to plan	Description of transaction	Amount Involved	Lost Income

Kansas City Southern Railway Company	Plan Sponsor	Nontimely remittance of contributions to the plan for 2006	$944	$88

See accompanying report of independent registered public accounting firm.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kansas City Southern 401(k) and Profit Sharing Plan
June 29, 2007	By:	/s/ Thomas A. Campbell
	Name:	Thomas A. Campbell
	Title:	Senior Vice President Administration